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Elevated Seltzer

Brewery

5610 Yukon Street
Arvada, CO 80002
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THE PITCH
Elevated Seltzer is seeking investment to expand operations to fulfill increased distribution demand.
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THE TEAM
Hunter Wood
Founder & CEO

Hunter Wood started off working in their family's brewery assisting the brew master at the time. He began packaging products, making supply runs and like most people starting up in an industry, all the grunt work. As time progressed, he picked up brewing, ordering ingredients, managing distribution and operations. When Hunter was ready, he took the helm of the ship. For a few years it was a one man show at the brewery. If something broke, he fixed it. If demand needed to be met, he met it. Of course there were highs and lows but he always made it work.

Warren Wood
Founder & CMO

Warren Wood took the other route. While Hunter was brewing, Warren was learning how the restaurants, retail sales and beer industry worked. He began by bussing tables, serving patrons, packaging products and helping with events. From there he started running the events, managing the restaurants, and learning how to run a kitchen. After some time, he took over sales, event coordination, promoting the brand and eventually opened up his own bar and restaurant.

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INTENDED USE OF FUNDS

Your investment will help us expand our brewing operations, allowing us to take on more distribution opportunities and expand to other markets outside of Colorado. We have been fortunate enough to see substantial growth through this global pandemic and cannot keep up with current demand.

Increase from 200BBL batches to 400BBL.
Change from Plastic Pak-Techs to recycalable cardboard cartons.
Reduce labor and expense by using more efficient strategies and equipment.
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OUR STORY

We are two brothers who grew up in the craft beer industry and decided to create something we are passionate about. A simple concept which started off as a "now, just hear me out" phone call manifested into Elevated Seltzer. With an ever-changing craft beer culture, we decided to take a new approach to what we've always done and tap into the Hard Seltzer market. This led us to being the FIRST company founded as an independent craft-seltzer-only operation!

Elevated Seltzer was founded in a market dominated by corporate giants, we wanted to take things into our own hands and do things our way.
Our Hard Seltzer is crafted to be different. Crafted to be brewed with quality, precision, and fun.
We craft the highest quality Hard Seltzer by sourcing the best ingredients, while also perfecting our brewing process by taking extra steps and time to achieve the purest product possible.
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CHEERS!

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Data Room
Intended Use of Funds

	Target Raise	Maximum Raise
Packaging Materials	$20,000	
Equipment	$17,600	
Mainvest Compensation	$2,400	
Total	$40,000	

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$622,244	$865,800	$1,168,830	$1,519,479	$1,899,349
Cost of Goods Sold	$79,977	$121,212	$163,636	$212,727	$261,468
Gross Profit	$542,267	$744,588	$1,005,194	$1,306,752	$1,637,881

EXPENSES

Rent	$35,055	$35,931	$36,829	$37,749	$38,692
Utilities	$9,840	$10,086	$10,338	$10,596	$10,860
Salaries	$69,271	$81,531	$85,607	$88,175	$90,379
Insurance	$4,920	$5,043	$5,169	$5,298	$5,430
Repairs & Maintenance	$7,380	$7,564	$7,753	$7,946	$8,144
Legal & Professional Fees	$369	$378	$387	$396	$405
Taxes & Licenses	$24,600	$25,215	$25,845	$26,491	$27,153
Advertising & Marketing	$24,600	$25,215	$25,845	$26,491	$27,153
Operating Profit	$366,232	$553,625	$807,421	$1,103,610	$1,429,665

This information is provided by Elevated Seltzer. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
Investment Round Status

$40,000

TARGET

$150,000

MAXIMUM

This investment round closes on February 24, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name 5280 Beer Company
Investment Structure Revenue Sharing Note
Investment Multiple 1.2×

Business's Revenue Share 2.5%-9.4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2024
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Elevated Seltzer's fundraising. However, Elevated Seltzer may require additional funds from alternate sources at a later date.

Risk Factors
COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Reliance on Management

As a securities holder, you will not be able to participate in Elevated Seltzer's management or vote on and/or influence any managerial decisions regarding Elevated Seltzer. Furthermore, if the founders or other key personnel of Elevated Seltzer were to leave Elevated Seltzer or become unable to work, Elevated Seltzer (and your investment) could suffer substantially.

The Company Might Need More Capital

Elevated Seltzer might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Elevated Seltzer is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Uninsured Losses

Although Elevated Seltzer will carry some insurance, Elevated Seltzer may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Elevated Seltzer could incur an uninsured loss that could damage its business.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Limited Services

Elevated Seltzer operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Elevated Seltzer and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Elevated Seltzer is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Elevated Seltzer's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Future Investors Might Have Superior Rights

If Elevated Seltzer needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Elevated Seltzer is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Elevated Seltzer fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Elevated Seltzer, and the revenue of Elevated Seltzer can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

This information is provided by Elevated Seltzer. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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